Filed by Medco Health Solutions, Inc. pursuant to Rule 425

under the Securities Act of 1933 and deemed filed pursuant

to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Accredo Health, Incorporated

Subject Company’s Exchange Act File No.: 0-25769

FINAL TRANSCRIPT

Conference Call Transcript

MHS - Q1 2005 Medco Health Solutions Earnings Conference Call

Event Date/Time: Apr. 26. 2005 / 8:30AM ET

Event Duration: N/A

FINAL TRANSCRIPT

Apr. 26. 2005 / 8:30AM, MHS - Q1 2005 Medco Health Solutions Earnings Conference Call

CORPORATE PARTICIPANTS

Susan Cramer

Medco Health Solutions - Senior Director IR

David Snow

Medco Health Solutions - Chairman, President & CEO

JoAnn Reed

Medco Health Solutions - CFO

CONFERENCE CALL PARTICIPANTS

Christopher McFadden

Goldman Sachs - Analyst

David Veal

Morgan Stanley - Analyst

Lisa Gill

JP Morgan - Analyst

Larry Marsh

Lehman Brothers - Analyst

Kenneth Yu

UBS - Analyst

Robert Willoughby

Bank of America - Analyst

David MacDonald

SunTrust Robinson Humphries - Analyst

Andy Speller

AG Edwards - Analyst

Tom Gallucci

Merrill Lynch - Analyst

Michael Maguire

Susquehanna - Analyst

Kemp Dolliver

SG Cowen & Company - Analyst

PRESENTATION

Operator

Good morning, ladies and gentlemen. My name is Miles and I will be your conference facilitator. At this time, I would like to welcome everyone to the Medco Health Solutions first-quarter 2005 earnings conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question and answer period. (OPERATOR INSTRUCTIONS). I will now turn the call over to Ms. Susan Cramer, Senior Director of Investor Relations. Ms. Cramer, you may begin your conference.

Susan Cramer - Medco Health Solutions - Senior Director IR

Thank you, Miles. Good morning and thank you for joining us on this call today. I am Susan Cramer and I run Investor Relations for Medco. Joining me are Dave Snow, Chairman, President, and Chief Executive Officer; JoAnn Reed, Chief Financial Officer and David Machlowitz, General Counsel. Please note that if you have not yet received a copy of our earnings release it is available on the Investor Relations portion of our website at Medco.com.

Today, we will begin with remarks by Dave and JoAnn and then open up the call for Q&A. First, I’d like to review our Safe Harbor statement. During the course of this call, we may make forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. No forward-looking statement can be guaranteed and actual results may differ materially from those projected. We undertake no obligation to publicly update any forward-looking statement, whether it’s a result of new information, future events or otherwise. Forward-looking statements made on this call should be evaluated together with the risks and uncertainties that affect our business; particularly those disclosed in the Risk Factor section of the Company’s annual report on Form 10-K filed with the SEC. Copies of the 10-K are available from the SEC, the Medco website, or from the Medco Investor Relations department. The copyrights and contents of this discussion and the written materials used in this call are owned by Medco Health Solutions Inc. 2005. Now, I’d like to turn the call over to David Snow.

David Snow - Medco Health Solutions - Chairman, President & CEO

Thanks, Susan and good morning everybody. Thank you for joining us to discuss our first-quarter 2005 earnings. I will start with a review of our progress to date in 2005 before turning the call over to JoAnn Reed who will review our financial performance in more detail. Then I will come back to outline some of our plans for the upcoming quarters, after which we’ll open the call up for your questions.

I’m pleased to report strong results in the first quarter of 2005. We delivered on both our financial goals for the quarter and the strategic initiatives scheduled for implementation. First-quarter financial results were solid driven by significant new business wins and enhanced by a strong increase in our generic dispensing rate. Net income increased 27% to $131 million on revenues of $8.7 billion. This translates into diluted earnings per share of $0.57 in the first quarter, excluding $0.10 of amortization of intangible assets, an increase in diluted EPS of 19% over the first quarter of 2004.

GAAP EPS increased 24% to $0.47 from $0.38 in the first quarter of 2004. Our generic dispensing rate reached 50.7% in the quarter, up 5.6 percentage points from 45.1% a year ago. Gross margins increased to 5.1% from 4.7% a year ago driven by increased utilization of generics, higher service margins, and improved productivity. Automated channels, which include Medco.com, continue to expand. They accounted for over 60% of all retail prescriptions received in Medco’s pharmacies during the first quarter, improving efficiency and lowering cost for our clients while also providing excellent service to our membership.

Cash flow from operations of $517 million improved more than four-fold from $121 million in the previous year’s first quarter. We ended the quarter with $1.5 billion in cash on the balance sheet, up from $1.1 billion we had at year-end 2004.. Due in part to our success in new business that offset the client losses we announced in 2004, total adjusted prescriptions were 172.7 million in line with the previous year. Membership in our mail incentive plan design programs continues to trend upward. The savings, convenience and enhanced patient safety associated with these mail programs make them an obvious and intuitive choice for clients and members.

We closed the quarter with approximately 6.4 million lives enrolled, up from 4.8 million in the first quarter of 2004. The majority of these additional mail lives are the result of cross-selling to our existing base, with about 300,000 coming from new clients. We expect mail volumes to grow in the remaining quarters of the year as we bring more new business online. We continue to expect full year 2005 mail volumes of approximately 86 million prescriptions.

FINAL TRANSCRIPT

Apr. 26. 2005 / 8:30AM, MHS - Q1 2005 Medco Health Solutions Earnings Conference Call

Our financial results clearly demonstrate that the momentum we highlighted in 2004 continues to grow in 2005. That momentum is a direct result of the strategy we developed and continue to execute upon. Step by step, we are creating a company committed to the highest levels of quality and world-class service and leading the way in clinical expertise, integrity, and transparency. Over the past year, we have talked about our overarching goals to increase net new sales and to improve client retention and the critical role that our client centered organization and transparency have played in achieving those goals.

Today, we’re going even further by focusing on delivering brandable value added service to our clients through leveraging the power of information, expanding the size and breadth of our specialty pharmacy business, and completing the development and deployment of our Medicare offerings. Each of these strategies is designed to add value and will help us differentiate ourselves from the competition.

I’d like to discuss some of the key milestones that serve as evidence that our strategy is working. We began 2005 on the heels of a record number of client renewals in 2004, representing more than $21 billion in drugs spent. This momentum has carried into 2005 as clients continue to demonstrate their growing satisfaction through high renewal rates. 90% of our 2005 renewals have been completed as of today.. Medco’s commitment to quality, value, and integrity are increasingly being recognized by our customers. We closed the quarter with $2.5 billion in new name business for 2005. Our succession of new business wins in 2005 place us firmly on the side, the positive side, of the net new sales equation for the first time in many quarters.

We have announced wins of four state contracts to begin in 2005 that together are expected to contribute about 1.5 billion in annualized revenue. The state of Illinois, the Commonwealth of Pennsylvania, and the North Carolina State Health Plan are all new to Medco. We are also very pleased to have the state of Ohio back with us after an absence of only one year. To win back a client is gratifying and serves as validation for the progress we have made and a nonwavering commitment to lead our industry by focusing on our customers.

We are also enjoying considerable success with labor unions. These clients seek quality and low-cost but have an additional requirement for transparency. Our new labor clients have cited Medco’s willingness to provide transparency as one of the reasons they chose our offering over others. Medco’s reorganization into a client-facing company with industry focus groups also played an important role in capturing new business. Our clients are assured that we understand the unique needs of their business.

Finally, we also announced last week that we have been awarded a three-year contract with Corporate United, a coalition of more than 60 member companies and one of the nation’s leading group purchasing organizations. Having already completed 90% of our 2005 renewals, our energies are now sharply focused on 2006 and beyond, which looks especially promising as a result of the new products and services we will be offering to clients. These include the announced acquisition of Accredo, our strategy for Medicare Part D, and our new clinical strategy. We’re moving ahead on further expanding our presence in the specialty pharmacy sector, an industry estimated to exceed $22 billion in sales.

Drug trend in specialty pharmacy is growing at twice the rate of our core PBM business. Growth in this market is fueled by a broad pipeline of promising biotechnology drugs and by increasing market demand. Today, Medco has more than million members eligible to receive specialty pharmacy care, more than three times the number of eligible members from the first quarter of last year.

On February 23rd, we announced an agreement to acquire Accredo Health, an industry leader and recognized high-quality provider of specialty pharmacy care. This acquisition will make Medco the largest specialty pharmacy business in the country. We have been working closely with Accredo under a formal alliance agreement since February 2004 and are very comfortable, both with the relationship and the prospect for a smooth integration. We expect that the Accredo acquisition will not only become accretive in 2006 but will create an even stronger platform for future growth of our specialty pharmacy business.

We are making steady progress towards the targeted mid-2005 date of closure. A preliminary Form S-4 was filed with the SEC on March 24. On April 7, the period for federal government antitrust review, under the Hart-Scott-Rodino Act, expired without a second request for information, another step toward timely completion of this acquisition.

We’re also moving ahead on the development and deployment of product offerings related to Medicare Part D. Our strategy for Medicare is focused on providing a meaningful benefit while also contributing to our continued profitable growth. As many of you know, the Medicare Part D program is scheduled to begin on January 1, 2006. Given the tight timetable, we have already begun to design and build our Medicare offerings in close collaboration with our health plan and employer clients. We are also working with pharmaceutical manufacturers to obtain competitive rebates to enable us to structure a benefit that will provide Medicare beneficiaries with broad access to market-leading medicines at attractive prices.

FINAL TRANSCRIPT

Apr. 26. 2005 / 8:30AM, MHS - Q1 2005 Medco Health Solutions Earnings Conference Call

Additionally, in order to mitigate the risks inherent in underwriting a drug only benefit, Medco has developed an innovative approach, under which we develop and agree to incremental rebates. These rebates are based upon drug utilization which exceeds mutually agreed upon underwriting assumptions. To date, we have received commitments from 25 manufacturers covering about 75% of our anticipated Medicare brand drugs spent. The major therapeutic categories for this population, cholesterol-lowering agents, ARBs for high blood pressure, pulmonary agents, and osteoporosis medications are very well represented.

To date, our products and positioning are being well-received in the marketplace. Medco has been a public enterprise for seven quarters. During that time, we have worked to transform Medco into a better company. We have tried to communicate clearly to our shareholders, clients, and employees where we stand, where we’re headed, and the steps necessary to get us there. We have begun to establish a consistent track record of financial performance and delivering on our promises. Following JoAnn’s remarks on the financial details of the quarter, I will return to talk about my thoughts on 2005, outlining for you our future objectives and how we plan to achieve them. I now turn the call over to JoAnn Reed, our CFO.

JoAnn Reed - Medco Health Solutions - CFO

Thank you, Dave and good morning everyone. In the first quarter, we continued our focus on lowering costs for our clients by driving the use of generic drugs, preferred brand-name drugs, and mail-order. We also experienced higher service margins, which include fees paid by clients for clinical programs and other administrative services, continued our growth within specialty, and improved efficiency throughout Medco. All of these factors contributed to the generation of higher profits.

Total adjusted prescriptions in the quarter remained in line with 2004 at 172.7 million, while EBITDA per adjusted prescription improved to $1.82, compared to $1.76 in the first quarter of last year. Gross margins increased to 5.1%, compared to 4.7% in the first quarter of last year.

As we have explained in the past, programs that generate increased profitability for Medco are aligned with programs that reduce drug costs for our clients and their members. The higher generic dispensing rates alone saved our clients approximately $540 million in the current quarter, compared to the first quarter of 2004. This $540 million is reflected as reduced net revenues to Medco.

Total net revenues declined $163 million, less than the generic effect, partially due to higher prices charged by branded pharmaceutical manufacturers. Generic utilization was positively impacted by duragesic, a drug for chronic pain that went off patent in the first quarter as well as 2004 year-end patent expirations for Neurontin, Accupril, and Celexa.

We also continue to yield positive results from improved formulary management and our clients further benefited by sharing in more of our rebates. Our transparent model has been well-received in the marketplace. The amount of total rebates we shared with clients in the first quarter of 2005 exceeded 70%, an increase from the 53% we shared in the first quarter of last year. Rebates earned in the quarter increased to $794 million, compared to $745 million in the first quarter of 2004.

Service gross margins also contributed to overall margin growth. Total service revenues in the quarter comprised of manufacturer, client, and other revenues were $87.4 million. Manufacturer revenues declined $6 million to $38.4 million. Reflecting the termination of the manufacturer-sponsored Patient Assistance Program which has a low margin yield for Medco. We expect manufacturer revenues in 2005 to be less than 2004 as a result of our continued efforts to eliminate various programs and services funded by pharmaceutical companies.

Client and other service revenues increased $13.5 million to $49 million as a result of increased client fees for various clinical and administrative services, which is consistent with our pricing strategy on transparent contracts where clients yield savings through other elements of their contracts, such as the higher rebate sharing.

Service margins increased to 71.4% from 59.2% as a result of the higher client service revenues and lower program costs from the discontinuation of the Patient Assistance Program that I mentioned earlier.

We dispensed 20.9 million prescriptions through our mail-order facilities in the quarter, down slightly by 400,000 scripts from the first quarter as a result of the loss of the FEP mail-only client. For comparison purposes only, prescriptions associated with the FEP accounts amounted to approximately 2.5 million in the first quarter of 2004.

FINAL TRANSCRIPT

Apr. 26. 2005 / 8:30AM, MHS - Q1 2005 Medco Health Solutions Earnings Conference Call

As Dave stated earlier, we continue to anticipate mail-order volume for the year to total approximately 86 million prescriptions. We have a number of clients that have second and third quarter starts and we anticipate further mail-order penetration increases for the implementation of Medco By Mail Advantage Program throughout the year.

Retail prescriptions were slightly higher in the quarter and totaled 110 million due to increase sales of cough and cold medications and antibiotics. Mail-order revenue in the quarter was $3.1 billion and retail revenue was $5.5 billion.

SG&A expense declined to 2.2% in the first quarter to $174.9 million as a result of the inclusion of $21.1 million in the first quarter of 2004, associated with the settlement agreement with the multi-state task force of Attorneys General. The $17 million of additional expenses in the first quarter of 2005 related to resource (ph) investments for our client-facing activities, Medicare, and specialty pharmacy, as well as higher legal fees.

Interest and other expense declined 54.1% to $10.1 million due to lower total debt following the debt refinancing at the end of the first quarter of 2004. We had $986 million in total debt at the end of the first quarter, compared to $1.3 billion a year ago. Please also note that interest expense in the first quarter of 2004 included a $5.5 million write-off related to the refinancing.

EBITDA in the quarter amounted to $314 million, an improvement of 3% over last year resulting in an EBITDA per adjusted prescriptions of $1.82, up from $1.76 in the first quarter of 2004.

Our effective tax rate was 39.7% compared to 40.7% a year ago as a result of a post spin-off study of our state tax position, which was completed in the second quarter of 2004.

Net income in the first quarter increased 27% to $131.2 million. During the same period, the weighted average diluted share count increased 2.3% to 280 million shares. The fully diluted weighted average share count increased by 6.4 million shares as a result of the appreciation in the price of our stock, which resulted in more of our outstanding options being in the money. We project the fully diluted share count to be approximately 283 million for the full year of 2005. Not taking into account the impact of the Accredo acquisition.

Now turning to the balance sheet. We ended the first quarter with $1.5 billion in cash on our balance sheet. Net cash flows from operations total $516.8 million, up from $120.5 million in the same period last year. The increase in net cash provided by operating activities reflects improved manufacturer accounts receivable collections and continued enhancements in inventory management in our mail-order pharmacies.

We continue to have confidence in our 2005 guidance of diluted earnings per share in the range of $1.94 to $2.03 on a GAAP basis and $2.33 to $2.42 per share, excluding $0.39 in intangible assets. These estimates for 2005 exclude any financial impact of the proposed acquisition of Accredo. With that I’d like to turn the discussion back to Dave.

David Snow - Medco Health Solutions - Chairman, President & CEO

Thanks, JoAnn. Our business model is strong but it takes more than that to sustain competitive advantage in this industry. As evidenced by events over this past year, our success has been largely driven by client, focus, and innovation. Products and programs such as EXPERxT Advisor, the client solution centers, and RationalMed give us a powerful advantage and confirmed to our clients that we walk the talk when it comes to addressing their needs. Our ability and willingness to lead the way toward a more transparent industry model has been embraced insuring our place as a trusted adviser to our clients and helping us win new business as well.

We believe that Medco employs many of the best people in our industry and we’re committed to creating a culture of accountability and integrity that allows them to build on their past successes and enable higher levels of achievement for our future. Recognizing all that we have accomplished in 2004, we’re holding ourselves to an even higher standard for 2005. While we will become the largest specialty provider in the country upon the expected closure of the Accredo transaction, this is only the beginning. Upon this new platform, we intend to innovate, driving heightened levels of client value. We’re working hard to ensure that we are a trusted leader in the 2006 Medicare Part D program.

We’re implementing a new clinical strategy designed to further leverage the power of information, better manage health-care costs, further improve health outcomes, and drive improvement in the quality of our interactions with physicians across the country. We are applying forward- thinking innovation to drive new success in our retail and mail strategies. And finally, we’re launching further enhancements to our technologies, which are already recognized as industry-leading by implementing a new system architecture, which over time will further drive Medco’s speed to market and productivity.

FINAL TRANSCRIPT

Apr. 26. 2005 / 8:30AM, MHS - Q1 2005 Medco Health Solutions Earnings Conference Call

Among the key bottom-line drivers for our business in 2006 and beyond, is the more than $35 billion in brand-name medicines that are estimated to move off patent over the next four years; 11 billion in 2006 alone. Generics provide the nexus linking cost and quality and create an ideal alignment across the interest of our clients, their members, and Medco.. With that, I’d like to open up the call for questions, operator. Please open the lines.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). Christopher McFadden with Goldman Sachs.

Christopher McFadden - Goldman Sachs - Analyst

Thanks for your detailed comments. David, I’d like to drill down on two dynamics relative to your ongoing preparation for the Part D benefit. One, as you’re probably aware, in the April 11th Pink Sheet, there was an interesting commentary from a Schering-Plough attorney talking about the status of the Safe Harbor treatment relative to risk sharing associated with your manufactured rebate agreements. You alluded to these in your prepared comments. Can you talk about your compliance management relative to this program and I guess debunk some of the dynamics that he suggests here relative to the inclusion or exclusion in Safe Harbor in the context of any kickback?

And then secondarily, and a bit after the point, but as you have had a chance to reflect on the announcement that United made relative —

Operator

Apparently, his line has disconnected.

Susan Cramer

We can still answer the question.

Operator

If he reconnects, we’ll get him back in. We’ll now go to —

David Snow - Medco Health Solutions - Chairman, President & CEO

I can answer this question. I know where he was going on the second one as well. Let me go ahead and take this. Relative to the comments in the Pink Sheet, I want to first point out that I got a letter from the CEO of Schering apologizing profusely because the Pink Sheet erroneously attributed comments to Schering executives who did not even speak at the conference. There was since a retraction regarding many of those statements. I can tell you that we fully vetted what we’re doing with CMS.

We have also had external counsel look at the model, look at all the pertinent laws around possible concerns, and we have gotten the green light from all parties involved. We are very comfortable that this is in no way outside Safe Harbor and in fact is very much aligned — the incentives that we need to have aligned for the patient and for the ultimate customer, which, in this case, is the federal government in Medicare. So I think that was just erroneous reporting and we have plenty of backup relative to what we have done to feel very comfortable with our approach.

In regard to the United decision to — really the Ovations decision to go with Walgreens and AARP — As I said before, we are very comfortable with that decision simply because Ovations is very focused on business-to-consumer marketing, meaning going after the individuals who are candidates for Medicare. Our strategy is very much to work for our health plan customers who will go after the individuals and then to our existing employers, which we would enroll at the group level, not at the individual level.

FINAL TRANSCRIPT

Apr. 26. 2005 / 8:30AM, MHS - Q1 2005 Medco Health Solutions Earnings Conference Call

As you know, historically, we have not had a contract with Ovations. Our contract is with United and Ovations does contract separately. The strategy of Ovations is, as I said, B-to-C. I think theirs is a brand strategy right now. Ours is a strategy that’s designed to have a high-quality offering that really contains costs end-to-end. I think it will be interesting to see how the two products compete in the marketplace. But in no way diminishes our optimism for 2006 because we never put Ovations as a strong likely candidate to be part of our portfolio.

Operator

David Veal with Morgan Stanley.

David Veal - Morgan Stanley - Analyst

I was just wondering if you could walk us through how the different key segments broke down relative to your expectations? Key accounts, national accounts, just qualitatively?

David Snow - Medco Health Solutions - Chairman, President & CEO

Qualitatively, David, our key accounts group has had a fabulous year so far. Key accounts is responsible for government. So all the state government wins come out of key accounts. They are also responsible for labor and we have had some very nice sized labor wins. Our national accounts group is having a nice year with a lot of opportunity they are still working on. So we are satisfied with what they have done.

Our Systemed group continues to perform at levels they performed at in 2004, and in 2004 they had a very good year. Health plans, which is a longer sales cycle, is having a good year and they are picking up momentum under the new reorganized environment. They’re having a particularly strong year relative to Medicare and putting together the products that we have to meet the health plan needs. So with lots of activity still going on, I feel very good about the way all the groups are performing; but this year I would say the strongest performance to date, and it’s not over yet, but the strongest performance to date is key accounts.

David Veal - Morgan Stanley - Analyst

Just a housekeeping question. Can you walk us through where we’re at on the legal expense side and where you see that going over 2005 and even 2006?

JoAnn Reed - Medco Health Solutions - CFO

In terms of the legal fees, and I’m going to exclude the $21 million in the state AG settlement from last year, our legal fees should be pretty well flat to the legal fees that we saw in 2004 of about $20 million, maybe a little bit in excess of that for 2005. And I would expect that, depending on where we go with the Philadelphia case, it could be flat or a little bit higher than that in 2006.

Let me just add to what Dave said about the new business wins of the $2.5 billion that we won. A little over 50% of that was won by the key accounts group. About 25% of that was won from national accounts group and then the balance was split between Systemed and health plan.

David Veal - Morgan Stanley - Analyst

And that’s of the 2.5 total or that’s the incremental piece?

JoAnn Reed - Medco Health Solutions - CFO

That’s the 2.5 total.

FINAL TRANSCRIPT

Apr. 26. 2005 / 8:30AM, MHS - Q1 2005 Medco Health Solutions Earnings Conference Call

Operator

Lisa Gill with JP Morgan.

Lisa Gill - JP Morgan - Analyst

David, I was wondering if you could perhaps give us some of your thoughts around the fact that CMS is talking about 300 PDP applications that are currently in the queue. How do you anticipate this will work with those auto-enrollees? By being a national PDP provider, will you automatically pick up members?

And then secondly, can you give us some idea as to the commitment level you have received from your plans? We were recently in Washington and they talked about how important the Blues plans are and I know you have a number of Blues plans. Have they committed to Medco for 2006? And lastly, JoAnn, just wondering if you could comment on the guidance? I think if I understood you correctly, you said the guidance right now doesn’t include anything for Accredo. I’m just wondering the timeline of when you will give us guidance that does include Accredo? Thanks very much.

David Snow - Medco Health Solutions - Chairman, President & CEO

Relative to auto-enroll, I think that as a national PDP, we will get a related share of those individuals. That would be the dual eligibles and they are also talking now about auto-enrolling people who are under the 150% of income guideline. You know, people below that. They are still talking about auto-enrolling that group. I expect that we will get a share of that population.

Beyond that, I think that we are going to be focusing very much on our health plans and employers; while others I think are going to mount national marketing campaigns, to advertising both on TV, radio, and in the newspaper and that sort of thing. That’s not part of our plan. We will do that minimally, just relative to what’s required by CMS.

Related to levels of commitment, I mentioned tied to David Veal’s earlier question, that the health plan group has been inordinately busy working with health plan clients who have made commitments to work with us for their 2006 benefit. Without giving you the long list of accounts, I can tell you that our existing accounts — we are doing very well in terms of getting the commitments up. And obviously, those are very important because to the extent they are going to do anything in customized way we need to be building for it today. So our whole IT group, as well as our health plan account management group, has been extremely busy working with those clients to design and implement the programs they expect to launch January 1st.

Lisa Gill - JP Morgan - Analyst

Just before JoAnn goes, this is a follow-up, when you talk about the auto-enrollees, my understanding from CMS is that that could be as many as 15 or 18 million people. Does that mean, Dave, that you’re going to take risks on those that will be automatically assigned to Medco as a PDP provider? And then the others would just come through managed care plans? Just so I understand this correctly.

David Snow - Medco Health Solutions - Chairman President & CEO

For auto-enrollees, they are individuals, they will be fully insured. All the PDP’s are filing fully insured product.

Operator

Lisa, does that answer your question?

Lisa Gill - JP Morgan - Analyst

JoAnn was just going to — comments from JoAnn?

FINAL TRANSCRIPT

Apr. 26. 2005 / 8:30AM, MHS - Q1 2005 Medco Health Solutions Earnings Conference Call

JoAnn Reed - Medco Health Solutions - CFO

In terms of the Accredo and our guidance. As we did on the call, we said that the acquisition would be accretive to the Company in 2006. When we do give you our full-year guidance for 2006, of course that would include Accredo. What we are waiting for now is for the S-4 to be declared effective and then I think after that we can — after we know that the S-4 has been declared effective, we can give you further guidance of what we believe for 2005 on a consolidated basis.

Lisa Gill - JP Morgan - Analyst

So that will probably be the next conference call, JoAnn?

JoAnn Reed - Medco Health Solutions - CFO

Yes.

Operator

Larry Marsh with Lehman Brothers.

Larry Marsh - Lehman Brothers - Analyst

David, you talked — obviously you showed us a big increase in generic dispensing rates, both sequentially and year-over-year. That’s a key driver to your increased profitability. Could you break out — Do you have any sense of what sort of impact that had on your top line for this quarter? And do you have any sense of what your generic dispensing rates could get to over the next two years?

David Snow - Medco Health Solutions - Chairman, President & CEO

Actually, JoAnn said that. Basically, we saved our clients about $540 million in the quarter, which was a direct decrease in revenues for us, the top line. Yet, the real impact was only a net 163 million because we made up for that Delta in other ways, through growth in our business, as well as new accounts, as well as price increases from pharma. So the generic decrease was 540 million but you only saw 153 million in impact because we made up for the rest of it in other ways.

Larry Marsh - Lehman Brothers - Analyst

I misunderstood that. Thank you. Dispensing rates? Do you have any sense of where that could go in the next couple of years?

JoAnn Reed - Medco Health Solutions - CFO

Right now, we’re over — we’re at 50.7% for the quarter. And it’s continuing to increase this year without any additional generic doubt other than the one I spoke about. And then of course for 2006, you know, we have spoken about the $11 billion in brand products that will be going off of patent. Most of those are really a mid-year start for 2006. So we don’t really give you expectations of what the generic dispensing rates could be; but I think you’ll see a similar increase as we saw when Prilosec had gone off patent back in ‘03.

Larry Marsh - Lehman Brothers - Analyst

Just to follow-up then. You talked about — obviously your net new business for ‘05 now being 2.5 billion versus the 2.2 billion you talked about at the end of the fourth quarter. You’re not raising your guidance at this point. Are there some additional upfront costs associated with that net new business? Is that being conservative? And are you sizing this Corporate United agreement at this point?

FINAL TRANSCRIPT

Apr. 26. 2005 / 8:30AM, MHS - Q1 2005 Medco Health Solutions Earnings Conference Call

JoAnn Reed - Medco Health Solutions - CFO

Yes, Larry, in terms of the guidance for the year, I spoke about in the quarter; we were impacted by $17 million in incremental SG&A expenses. A lot of those expenses we are investing in now and you’ll see the revenues follow as we go through the year because they are related to the additional selling of our specialty pharmacy distribution products, Medicare. And then the investments that we made in our client-basing organizations because we need to hire those people ahead of implementing and installing our new client basis. So that’s really an investment and those will continue through the year as we win more and more new business.

Also in terms of the year, we have additional shares on a diluted basis that we expect to be outstanding. I told you we expect that number to be 283 and that’s up about 3 million shares from what we had originally saw on average for the full year. And even with the increase in the diluted shares outstanding, we do not expect to have to change our guidance because of that. So, you know, we are looking at it in total, and I think based on the investments that we have, as well as some of the improved sales, you know, we’re getting to what we had told you in terms of our guidance estimates. We need everything to continue to improve as we go through the year. Then we will be, of course, be looking at our guidance as we go through the year.

Larry Marsh - Lehman Brothers - Analyst

Corporate United, are you sizing that?

David Snow - Medco Health Solutions - Chairman, President & CEO

We are sizing it now. So we don’t have a number to give you relative to size on that one.

Larry Marsh - Lehman Brothers - Analyst

And finally, are you sticking with 130 CapEx for the full-year guidance, JoAnn?

JoAnn Reed - Medco Health Solutions - CFO

Yes we are and that of course includes the investments that we will be making for the Medicare Part D program for 01-01. We expect that about $10 million.

Operator

Ricky Goldwasser (ph) with UBS.

Kenneth Yu - UBS - Analyst

Good morning. This is Kenneth Yu for Ricky. Just a couple questions. Clarifying the SG&A question, what would — can you (indiscernible) some guidance on what we should model going forward for that?

JoAnn Reed - Medco Health Solutions - CFO

We haven’t really changed the guidance in terms of the full year. We expect it to be flat with 2004.

Kenneth Yu - UBS - Analyst

The generic utilization rate, if you had the FEP contract, what would your generic utilization rate have been? I’m just trying to get a sense of what the impact of the FEP contract was on that?

FINAL TRANSCRIPT

Apr. 26. 2005 / 8:30AM, MHS - Q1 2005 Medco Health Solutions Earnings Conference Call

JoAnn Reed - Medco Health Solutions - CFO

The FEP impact in the quarter was about $450 million in revenue.

Kenneth Yu - UBS - Analyst

What was the effect on the generic utilization rate?

JoAnn Reed - Medco Health Solutions - CFO

FEP actually had a lower generic dispensing rate by about two points in our average book of business. We haven’t really quantified how much that would be worth.

Kenneth Yu - UBS - Analyst

And of the 2.5 billion in new business wins, what percentage of that is mail?

JoAnn Reed - Medco Health Solutions - CFO

About 30% of our prescription volume from new business is mail service.

Operator

Robert Willoughby with Bank of America.

Robert Willoughby - Bank of America - Analyst

Good morning. JoAnn, just a quick one. Do you have any sense what the inventory is — speculative profits on inventories might have been in the quarter and what should we anticipate going forward?

JoAnn Reed - Medco Health Solutions - CFO

In terms of the quarter, you know, as we have said in the past, our inventory profits were pretty much in line with what they were last year at this time. And we don’t really separate that out from our overall margin improvement. But part of the margin improvement to the 5.1% from the 4.7%, of course, was impacted by inventory. It was a lot smaller than the generic. Most of the improvement on our gross margin numbers were really the generic purchasing ability.

Robert Willoughby - Bank of America - Analyst

But I guess you liquidated much more inventory this quarter than you did last year? Did I not interpret some better profit number in there or no?

JoAnn Reed - Medco Health Solutions - CFO

Part of it was better profit but also part of the decrease in the inventory levels that you are seeing in the first quarter were because we were purchasing a lot more generic products as we needed the generic based on our increase in generic dispensing rate.

Robert Willoughby - Bank of America - Analyst

And where do inventories trend over the course of the year? Should we continue to model them down?

FINAL TRANSCRIPT

Apr. 26. 2005 / 8:30AM, MHS - Q1 2005 Medco Health Solutions Earnings Conference Call

JoAnn Reed - Medco Health Solutions - CFO

You would model them down because of the lower cost generic products. That’s correct.

Operator

David McDonald with SunTrust Robinson Humphries.

David MacDonald - SunTrust Robinson Humphries - Analyst

Just a couple follow-ups. One follow-up to Robert. JoAnn, can you give us some sense in terms of what you are looking at either for cash from operations for 2005 or roughly how much of cash flow contributor would you expect working capital to be? And secondly, can you talk a little bit about the renewals in terms of 90% of the 2005 renewals? How should we think about that? Is that 90% of the revenues that are out for bid? 90% of the clients that are out for bid? 90% of covered lives? Just a little more color there.

JoAnn Reed - Medco Health Solutions - CFO

In terms of the renewals, the 90% are your revenues related to those clients that are out for bid. We have retained — we have completed 90% of the total revenues that we have to renew. In terms of our client retention rate for 2005, we are at a little over 94% retention rate. And that of course is impacted by the federal employees plan. If it wasn’t for that we would be over 99%.

David MacDonald - SunTrust Robinson Humphries - Analyst

And just on the cash flows?

JoAnn Reed - Medco Health Solutions - CFO

On the cash flows, as you know from last year as we went through the year, we did much improvement on our cash flows from operations. I think based on what you saw from us in terms of where we wound up at year-end, you should see similar levels of cash flow from us because our script volume is pretty much flat with last year.

Operator

Andy Speller with AG Edwards.

Andy Speller - AG Edwards - Analyst

First, David, on the Medicare, I’m trying to understand what you are talking about with the negotiating with the manufacturers on a tier basis. Can you just give me a little more color there, what you are doing? And also are you not going after the individual market at all?

David Snow - Medco Health Solutions - Chairman, President & CEO

As we mentioned, we will get individual markets through the auto-assignment. But our primary target is health plans who will sell (ph) individuals. Right? So they are the primary marketers, individuals. And then also our employers who have retirees. We will get individual’s because our name will be out there. There will be auto-enrollment and people have choice and they will enroll. But I would call that a secondary market not a primary market. Andy, what was the first part of your question again?

FINAL TRANSCRIPT

Apr. 26. 2005 / 8:30AM, MHS - Q1 2005 Medco Health Solutions Earnings Conference Call

Andy Speller - AG Edwards - Analyst

Can you just explain —

David Snow - Medco Health Solutions - Chairman, President & CEO

What we’re doing with pharma?

Andy Speller - AG Edwards - Analyst

Yes. And I guess maybe how that’s different than how your current contracts with pharma are.

David Snow - Medco Health Solutions - Chairman, President & CEO

Okay. What we typically do today and which is also true for Medicare is we negotiate formulary access rebates and we negotiate marketshare rebates. We’re doing that with Medicare. We do that with commercial. Additionally what we’re doing for the Medicare program is negotiating a third form of rebate and it’s tied to performance at the therapeutic category level versus our underwritten premium. So to the extent brand costs is worse than underwritten premium for the therapeutic category, we’re going to get another check to make up the Delta spread across the manufacturers who participate in the category.

Andy Speller - AG Edwards - Analyst

And how many categories — I mean I think you mentioned four or five. Is that all you need to make it work or are using across the entire formulary category?

David Snow - Medco Health Solutions - Chairman, President & CEO

We’re doing it pretty much across the entire spectrum of branded drugs. And what we listed for you today are those where the bulk of the volume will come from simply because they are the most popular drugs for the seniors.

Andy Speller - AG Edwards - Analyst

That’s helpful. And then JoAnn, a numbers question. I think you just said that you expect to be flat on a total claims basis for the year. Is that correct because you guys did much better than what I was modeling for the first quarter?

JoAnn Reed - Medco Health Solutions - CFO

Right. We are projecting for the full year for our mail order is 86 million prescriptions and that’s in spite of the loss of about 10 million prescriptions from federal employees plan. We were able to make that up based on our 30% penetration rates on the new named accounts that we brought in, as well as increases from our Medco By Mail program. That’s down slightly from last year where we wound up about 88 million scripts.

Andy Speller - AG Edwards - Analyst

How about on the retail side? That number came in a lot stronger than I was looking for. Is that going to fall back off? Is that mainly seasonal or the reason for the strength?

JoAnn Reed - Medco Health Solutions - CFO

Part of the strength on the retail side is really the higher usage of antibiotics and cold and cough medications. And those of course are all acute prescriptions which cause the retail utilization to increase in the quarter. We’re not expecting anything unusual for the balance of the year on the retail side; but you never know with flu or whatever whether we will see an increase again. So it was a stronger quarter than we had (indiscernible) in terms of retail prescriptions also.

FINAL TRANSCRIPT

Apr. 26. 2005 / 8:30AM, MHS - Q1 2005 Medco Health Solutions Earnings Conference Call

Andy Speller - AG Edwards - Analyst

Do you think all (indiscernible) will be the strongest quarter for the year or do you think the fourth quarter will be able to be the strongest as it typically is on the retail side?

JoAnn Reed - Medco Health Solutions - CFO

I mean, if it follows the history and the trend that we have seen in the past years, the fourth quarter is usually the highest. That’s not only because of the season of the year, in terms of the seasonality that you’re seeing; but also the volumes of prescription as people change plan designs and have to pay higher co-pays in the following year. But the fourth quarter should be the highest one; but you can never tell.

Operator

Tom Gallucci with Merrill Lynch.

Tom Gallucci - Merrill Lynch - Analyst

Most of my questions have been answered. I just had two follow-ups. On the generics, you listed a few products that have gone off patent. Just wondering if you could, at least from high level, talk about the impact of the branded expirations versus benefit design changes that you’re seeing out there? And then the second follow-up would be on renewals. I just want to confirm that you’re talking about 90% of business that would start in 2005, and if that is the case, how much business do you have out for renewal in like the next year that would start theoretically in ‘06?

JoAnn Reed - Medco Health Solutions - CFO

In terms of the generic rates, most of that generic improvement is really because of patent expirations. It’s not really due to plan design changes. We had many plan design changes that were implemented for 01-01-05; but not really impacting the generic. It was really more due to the patents that expired at the end of ‘04. Some of those were unexpected. And then the plan design changes, I would say played a minor part..

In terms of 2006 renewals, the dollar amount we are expecting is between 5 and 6 billion right now up for renewal in 2006.

Tom Gallucci - Merrill Lynch - Analyst

Just to confirm, that 90% number that you’re talking about is for business that would start in ‘05?

JoAnn Reed - Medco Health Solutions - CFO

Right. Some time in ‘05.

Operator

Michael Maguire with Susquehanna.

Michael Maguire - Susquehanna - Analyst

JoAnn, just a quick follow-up. Your commentary regarding the rebates. Could you just clarify that’s 794 million that was the total rebates generated? Is that correct for this quarter?

FINAL TRANSCRIPT

Apr. 26. 2005 / 8:30AM, MHS - Q1 2005 Medco Health Solutions Earnings Conference Call

JoAnn Reed - Medco Health Solutions - CFO

That’s correct.

Michael Maguire - Susquehanna - Analyst

Of which you passed on roughly 70% to clients?

JoAnn Reed - Medco Health Solutions - CFO

That’s correct.

Michael Maguire - Susquehanna - Analyst

If you compare that to the prior numbers that you have provided and just do the math quickly, that looks to be a substantial number year-over-year. So could you just provide some context in terms of perhaps you know, where we could see that rebate shared percentage flattening if it will over the course of this year? And then also perhaps where you would be making up theoretically those profits somewhere else in the business?

JoAnn Reed - Medco Health Solutions - CFO

Right. The 29.7 which is the percentage that we retained. We expect that to be fairly flat as we go through the year. We are expecting a 30% retention rate for the full year 2005. One of the biggest changes that we saw in terms of the retention rate was from one of our very large terminated accounts that was a mail-only account that had — where we retained all of the rebates and in return for that, we gave them significantly steeper brand discounts on the mail service volume. And with that account leaving us, that really was the majority of the changes in the percentage retained. In addition to that, as we have talked about over time, our transparency model is really working. Our clients really do want to receive all of the rebates that we earn. So the $794 million that we earned in the quarter on total rebates, our clients decided that in terms of their contractual commitment, that they would like to receive 100% of those.

So what we do, and you can tell from our performance in the quarter, is we have offsets. So we will either give a lesser discount on brand drugs to make up for the differential or we will charge our clients a higher administrative service fee. And on the service revenue side you saw our service administrative fees go up from our clients. That was part of the other offset. And then we just look at overall pricing terms. So you can tell our results were not impacted by the higher level of sharing. And as I said, based on the impact of FEP being recognized in this quarter, that 30% should remain fairly consistent as we go through ‘05.

Miles, we’ll take one more question.

Operator

Kemp Dolliver with S.G. Cowen and Company.

Kemp Dolliver - SG Cowen & Company - Analyst

I’ll ask one question with two parts related to Medicare. First, what success have you had with converting to mail, the discount card population, and what are your thoughts regarding a dedicated mail pharmacy for Medicare. Thanks.

FINAL TRANSCRIPT

Apr. 26. 2005 / 8:30AM, MHS - Q1 2005 Medco Health Solutions Earnings Conference Call

David Snow - Medco Health Solutions - Chairman, President & CEO

Okay, Kemp. The discount card participants with us right now have been slowly moving to mail. I would say that it’s a little below what I had hoped for; but I also think it’s because this is a transitory program and therefore people are really now focusing on what does 2006 really mean. So it’s the conversion has been reasonable.. I would have liked to have seen it a little higher.

In terms of a stand-alone facility, I think you can eliminate that from the possibilities list because we had only talked about a separate facility if a fallback plan was implemented and we decided we wanted to pursue being a fiscal intermediary for the fallback plan. Often in that circumstance, the government requires a separate independent facility with separate inventory. But as you’ve probably heard from CMS, they have more than enough applications to have full private sector participation in every single region of the country which obviates the need for any fallback at all. So we’re not anticipating any new special federal related facility in our future.

Kemp Dolliver - SG Cowen & Company - Analyst

That’s great. Just one follow-up with the — if you’re thinking of the Part D plan design versus the drug card, will the incentives for mail likely be more attractive under the Part D plan designs than they would have been under the card?

David Snow - Medco Health Solutions - Chairman, President & CEO

There’s no doubt that in our benefit design we are going to drive the economics and the positive premium aspects of our plan through use of mail.

Thank you, everybody. We really do appreciate your time and all of your questions and we look forward to talking with you and working with you throughout 2005. Thanks again.

Operator

Ladies and gentlemen, we do appreciate you joining us today. That does conclude our Medco Health Solutions first-quarter 2005 earnings conference call. You may now disconnect.

DISCLAIMER

Thomson Financial reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON FINANCIAL OR THE APPLICABLE COMPANY OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2005, Thomson StreetEvents All Rights Reserved.

Safe Harbor Statement

This document contains statements that constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed transaction, expected synergies, anticipated future financial and operating performance and results. These statements are based on the current expectations of management of both companies. There are a number of risks and uncertainties that

FINAL TRANSCRIPT

Apr. 26. 2005 / 8:30AM, MHS - Q1 2005 Medco Health Solutions Earnings Conference Call

could cause actual results to differ materially. For example, the companies may be unable to obtain stockholder or regulatory approvals required for the transaction; problems may arise in successfully integrating the businesses of the two companies; the transaction may involve unexpected costs; the combined company may be unable to achieve cost-cutting synergies; the businesses may suffer as a result of uncertainty surrounding the transaction; and the industry may be subject to future regulatory or legislative actions. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies.

Additional information and where to find it

In connection with the proposed transaction, Medco has filed a registration statement (file number 333-123571), including a proxy statement of Accredo Health, Incorporated and other materials with the Securities and Exchange Commission (SEC). Investors are urged to read the registration statement and other materials because they contain important information. Investors may obtain free copies of the registration statement and proxy statement, as well as other filings containing information about Medco and Accredo, at the SEC’s Internet site (http://www.sec.gov). These documents also may be accessed and downloaded for free from Medco’s Investor Relations Web site, www.medco.com, or obtained for free by directing a request to Medco Health Solutions, Inc. Investor Relations Department, 100 Parson Pond Drive, F1-6, Franklin Lakes, NJ, 07417. Copies of Accredo’s filings may be accessed and downloaded for free at Accredo’s Investor Relations Web site, www.accredohealth.net, or obtained for free by directing a request to Accredo Health, Incorporated Investor Relations, 1640 Century Center Parkway, Memphis, TN, 38134.

Medco, Accredo and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Accredo stockholders in respect of the proposed transaction. Information regarding Medco’s directors and executive officers is available in Medco’s proxy statement for its 2005 annual meeting of stockholders, dated April 14, 2005, and information regarding Accredo’s directors and executive officers is available in Accredo’s proxy statement, dated Oct. 19, 2004, for its 2004 annual meeting of stockholders. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.